August 27, 2013

Mr. John Dana Brown
Attorney Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone Number: (202) 551-3589

Re:           OverNear, Inc.
Registration Statement on Form S-1
Filed May 13, 2013
File No. 333-188565

Dear Mr. Brown:

Set forth below are the responses of OverNear, Inc., formerly known as Awesome Living, Inc. (the “Company”), to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 7, 2013, relating to the above referenced Form S-1 Registration Statement.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

General

1.           We note that comments were issued by us on November 24, 2010 related to the amended Form 10 filed on November 9, 2010. Prior to effectiveness please file an amended Form 10 that complies with the outstanding comments on that filing. Please also make any conforming changes to the Form 10 based on any comments on this Form S-1 that may be applicable. When you file your amended Form 10 please provide a response letter addressing each outstanding comment.

RESPONSE:

In an effort to save time and resources, the Company’s current plan is to focus on reducing comments on the Form S-1 Registration Statement and finalizing its disclosures throughout the Form S-1 Registration Statement prior to filing an amended Form 10; provided that the Company will file an amended Form 10 which complies with the outstanding comments on that filing and includes conforming changes as requested in connection with the Form S-1 Registration Statement prior to requesting effectiveness for the Form S-1.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

2.           Please confirm that, when appropriate, revisions made in response to our comments have been made to both the primary offering prospectus and selling shareholder prospectus.

RESPONSE:

The Company confirms that applicable changes have been made to both offering prospectuses.

3.           Please advise us whether the data provided by Gartner Inc. were obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please also provide us with copies of these industry reports.

RESPONSE:

The data attributed to Gartner Inc. was not obtained from market reports commissioned by the Company and has been removed from the filing.

4.           It appears that the initial spin-off transaction contemplated that you would be a wholly-owned subsidiary of Innolog immediately prior to the spin-off and Innolog would distribute all of your outstanding shares in the spin-off. We note that Innolog now owns 18.39% of your outstanding shares and that it will distribute these shares in the spin-off. With a view to revised disclosure please tell us how the currently planned spin-off transaction is consistent with your August 11, 2010 Amended and Restated Merger Agreement and any related agreements.

RESPONSE:

At the time the August 11, 2010 Amended and Restated Merger Agreement was entered into, the Company was a wholly-owned subsidiary of Innolog.  The parties originally anticipated that the spin-off transaction would be completed in a relatively short time frame; however, due to the fact that the Company received numerous comments on its Form 10 Registration Statement and was subsequently required to file a Form S-1 Registration Statement to register the spin-off, the Company has been significantly delayed in completing the spin-off.  In order to raise funds for operations and incentivize its officers and consultants, the Company has had to issue shares of common stock and other securities, which has diluted the initial ownership of Innolog.  Other than decreasing the percentage ownership of Innolog to be distributed in the spin-off, the Company does not believe that the spin-off transaction as contemplated by the Amended and Restated Merger Agreement has been modified in any way and that the transaction is therefore consistent with the Amended and Restated Merger Agreement, provided that the Amended and Restated Merger Agreement did not prohibit the Company (note it did however prevent Innolog) from issuing or selling equity interests.  The Company’s management believes that the issuances of securities which have occurred since declaring the spin-off would have occurred regardless of whether the spin-off had occurred in 2010 or not and as such the shareholders of Innolog will be in an identical position post-spin-off.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

5.           We note the statement in the second-to-last bullet point under the “Explanatory Note” after the registration statement cover page that “references in the Direct Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus.” Please revise the registration statement so that it shows each prospectus in final form.

RESPONSE:

The Company has revised the registration statement to include each prospectus in final form.

6.           Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

The Company has advised us that they will provide you copies of the written communications and research reports, if any, which you have requested by your question above.

Cover Page of Prospectus

7.           Consistent with your disclosure on page 5, please revise to clarify on the cover page that there is no minimum offering amount. Please also clarify this fact in the offering section on page 18.

RESPONSE:

The Company has revised the amended filing to include the information requested.

8.           Please disclose when the offering will terminate.

RESPONSE:

The Company has revised the amended filing to include the information requested.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

9.           Please revise to disclose here and throughout that there is no guarantee that your stock will ever be quoted on a national securities exchange or the OTC Bulletin Board. Please also disclose on which OTC Markets tier you expect to apply for quotation.

RESPONSE:

The Company has revised the amended filing to include the information requested.

10.           We note that you are offering your common stock “at an initial price” of $0.50 per share. Please tell us what you mean by this.

RESPONSE:

The Company has removed the reference to the word “initial” and clarified the fixed offering price of $0.50 per share.

11.           We note your statement that you may file amendments to the prospectus and that investors “should read… any amendments or supplements” carefully. Please revise this statement to be consistent with your obligation to provide investors with all material information rather than suggesting that they should seek it out on their own. Please revise the “alternate” cover page as well.

RESPONSE:

The Company has revised the amended filing to clarify that the Company will be supplying the amendments or supplements.

Summary

Our Business

12.           Please revise to disclose your revenues, assets and losses for your most recently completed fiscal year and interim stub. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

RESPONSE:

The Company has revised the amended filing to include the information requested.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

13.           Please expand your disclosure to provide a brief discussion of your current free mobile social media application and your plans related to your mobile advertising platform.

RESPONSE:

The Company has revised the amended filing to include the information requested.  The Company has also referred readers to the expanded discussion of its application elsewhere in the filing.

14.           Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.50 and (b) your total stockholders’ equity (deficit) as of the latest balance sheet date.

RESPONSE:

The Company has revised the amended filing to include the information requested.

Our Relationship with Innolog, page 5

15.           Please revise to briefly describe the Form 10 you filed in your prior attempt to do the spin-off and your reporting obligation that resulted. This may help investors understand why you have a reporting obligation prior to effectuating the spin-off.

RESPONSE:

The Company has revised the amended filing to include the information requested.

Risk Factors, page 7

16.           Consistent with your disclosure on page 32, please add a risk factor to discuss the fact that users are able to opt out of targeted advertising features and discuss the obstacles you may face relative to consumers providing access to their location and preferences for commercial purposes.

RESPONSE:

The Company has revised the amended filing to include the risk factor requested.

17.           Please include a risk factor discussing the challenges inherent in the rapidly evolving technology marketplace and the risks of not keeping up with technological advances.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

RESPONSE:

The Company has revised the amended filing to include the risk factor requested.

18.           Please revise to add risk factors that discuss the additional costs you will incur as a public company and address any risk of the ability of your company to absorb such costs.

RESPONSE:

The Company has revised the amended filing to include the risk factor requested.

We may be unable to achieve some or all of the benefits that we expect ... , page 7

19.           Please remove the first sentence or revise such that your disclosure does not mitigate the risks you discuss in this risk factor.

RESPONSE:

The Company has revised the risk factor in the amended filing to include the requested changes.

The net proceeds from the Direct Offering will only last for a limited amount ... , page 9

20.           Please expand your disclosure to discuss the possibility and implications of not raising the maximum offering amount.

RESPONSE:

The Company has revised the risk factor to include the information requested.

We face competition from companies with substantially greater resources, page 9

21.           Please revise the first sentence of the second paragraph to remove the implication that you currently have advertiser clients or advise.

RESPONSE:

The Company has revised the risk factor as requested.

Failure to adequately manage our growth may seriously harm our business, page 12

22.           Please provide support for your belief that you expect to rapidly grow your business or revise to remove your references to rapid growth.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

RESPONSE:

The Company has revised the disclosure to confirm that “[w]e plan to grow our business as rapidly as possible.”

23.           We note your disclosure that "as your sales increase" you may need to take additional actions. Please revise to clarify that you have not yet had any sales.

RESPONSE:

The Company has clarified the filing as you have requested.

If we do not retain our senior management team and key employees, page 13

24.           Please provide support for the reference to your growth in the heading or revise to remove this language.

RESPONSE:

The Company has revised the disclosure to refer to its “expected” growth.

If we fail to maintain proper and effective internal controls, page 14

25.           Please expand your disclosure to discuss your history of delinquent exchange act filings.

RESPONSE:

The Company has expanded the disclosure in the risk factor as requested.

Use of Proceeds, page 19

26.           Please revise the table heading to identify what percentage of the offering is being sold to raise the specified net proceed amounts. Also, since the allocation percentage appears to change based on the amount of net proceeds raised, please disclose the allocation of proceeds if 25%, 50% and 75% of the offering is sold.

RESPONSE:

The Company has revised the Use of Proceeds section to clarify the prior disclosure and to add the information you have requested.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

Capitalization, page 20

27.           Please revise the “as adjusted” column to present capitalization assuming only issuance of the common stock.

RESPONSE:

The “as adjusted” column as originally presented does present capitalization only assuming the issuance of common stock and the disclosure has been revised to clarify that.

Management’s Discussion and Analysis of Financial Condition, page 26

28.           Please revise to include a plan of operations for the next twelve months and to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan, and whether any additional capital will be needed. For example, please discuss the material steps and necessary financing needed regarding the planned future operations and activities for your mobile advertising platform. Please include a brief summary of your timeline and costs in the prospectus summary.

RESPONSE:

The Company has revised the amended filing with the information requested.

Capital Resources, page 28

29.           Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot be obtained. Please also disclose how long you can continue to operate with your existing resources.

RESPONSE:

The Company has revised the amended filing with the information requested.

Description of Our Business, page 30

30.           Please revise throughout this section to discuss your business as it is today. For example, upon review of your website it appears that you have already launched your free mobile social media application, but your Business Strategy section and Social Networking section speaks of it in the future tense.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

RESPONSE:

The Company has revised its disclosures throughout the amended filing to clarify the current state of its product.

Business Strategy, page 30

31.           In addition to disclosing how many users you are targeting before seeking the monetization of your application, please disclose how many users currently utilize your application.

RESPONSE:

The Company has revised its disclosures to include the information requested.

32.           Please define the phrase "push notification" when it is first used.

RESPONSE:

The Company has included the definition requested in its amended filing.

Mobile Advertising, page 32

33.           Please provide support for your belief that you will be able to provide advertisers with "significant audience reach."

RESPONSE:

The Company has removed the terms “significant audience reach” from the amended filing.

Benefits of Mobile Advertising, page 33

34.           Please provide support for the bullet point that you provide advertisers with "superior monetization opportunities" or revise to remove.

RESPONSE:

The Company has removed the reference to providing “superior monetization opportunities.”

John Dana Brown
Securities and Exchange Commission
August 27, 2013

Principal Products and Services, page 33

35.           Please provide support for your statement that using location-based services for proximity marketing can help retailers in attracting more first-time customers, encouraging repeat business and increasing sales, or revise to state as your belief.

RESPONSE:

The Company has removed the reference to the above referenced statement in the amended filing.

36.           Please provide support for your statement that more and more people are beginning to utilize location-based services or revise to state as your belief.

RESPONSE:

The Company has removed the reference to the fact that more and more people are beginning to utilize location-based services.

OverNear Web App, page 35

37.           Please expand your disclosure to provide greater detail about what you expect to offer in the way of premium levels of service and what monthly subscription fees you expect to charge. Also, please explain what you mean by "other services" that you will market directly to your customers.

RESPONSE:

The Company has expanded its disclosures as requested in the last paragraph of this section and has also removed the reference to “other services”.

Management, page 38

38.           Please revise this section so that the dates listed in the table match the dates in the paragraphs that follow.

RESPONSE:

The dates in the amended filing have been updated and made consistent throughout.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

39.           Please tell us whether the market capitalization of approximately $100 million of Heath Sciences Group, Inc. was achieved during Mr. Tannous' tenure as Chief Executive Officer, and whether this was the market capitalization at the time Mr. Tannous left that company.

RESPONSE:

The Company has removed the reference to the market capitalization of Heath Sciences Group, Inc. from the amended filing.

40.           Please identify the corporate consulting firm and regional stock brokerage firm referenced in Mr. Glaser's biography or revise to remove the reference to these earlier positions.

RESPONSE:

The Company has revised and clarified the disclosures referenced.

Security Ownership of Certain Beneficial Owners and Management, page 44

41.           Please reconcile your disclosure in the table that Innolog Holdings, Inc. owns 10,558,896 shares with your disclosure throughout the prospectus that such shares are owned by Innolog Holdings Corporation.

RESPONSE:

The prior reference to Innolog Holdings, Inc. was in error and the Company has updated and corrected the disclosure to refer to Innolog Holdings Corporation.

Certain Relationships and Related Transactions, page 45

42.           Please revise to disclose the name of the consultant to whom you issued a non-qualified option to purchase 2,100,000 shares of your common stock.

RESPONSE:

The Company has revised the amended filing to include disclosure of the information requested.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

Legal Matters, page 53

43.           We note that one of the selling shareholders is Shiraz Patel, and that Richardson & Patel LLP will pass upon the validity of the shares of common stock being offered. Please tell us if the shares being offered by Shiraz Patel or other selling shareholders are beneficially owned by Richardson and Patel LLP or any of its principals or affiliates and if so please tell us what consideration you gave to the disclosure required by Item 509 of Regulation S-K.

RESPONSE:

Note that Richardson & Patel LLP is no longer passing upon the validity of the shares of common stock being offered and the Company will update the amended filing with the name of the law firm passing on such validity prior to requesting acceleration of the effectiveness of such registration statement.  Notwithstanding the above, the Company confirms that Shiraz Patel is of no relation to Richardson & Patel LLP or any of its principals or affiliates.

Financial Statements, page F-3

44.           We note that you are an “early stage company” per your Business section. We also note that you are devoting substantially all of your efforts to establishing a new business and your planned principal operations have not generated revenue. Based upon the above, you meet the definition of a development stage entity pursuant to ASC 915. Please provide the additional information required by paragraphs 915-205-45-2 through 45-4 for development stage entities.

RESPONSE:

The Company has reviewed ASC 915 and believes that because it is expanding its already existing business, it is not appropriately categorized as a “development stage company” (see 915-10-15-5(c)(1)).  Specifically, because established operating companies that are expanding their already existing business, even if they are starting a new line of business, are not considered development stage companies, the Company does not believe that it is a “development stage company”.  In summary, the Company (formerly Awesome Living, Inc.) acquired the assets and liabilities of uKarma’s operating health and wellness business including its Xflowsion DVD series on August 9, 2010.  In June 2011, the Company added a new line of business consisting of developing a location based social networking and mobile advertising platform and as such we feel the financial statements are presented appropriately as currently presented in the filing.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

Note 2: Summary of Significant Accounting Policies, page F-8

Software Development Costs

45.           We note per your accounting policy for software development costs that you have capitalized $499,089 of software development costs for the development of a location-based social networking and mobile advertising platform; however, per page 30 of your Business section, you have not yet begun the development of the web app for advertisers. Please clarify whether and the extent to which amounts have been expended for the development of the adverting platform.

RESPONSE:

The Company has completed the initial development of and has made available on the Apple iTunes store, a beta version of its OverNear mobile app.  The Company does not anticipate monetizing its business model by offering businesses an opportunity to advertise to users through a web app until the Company has at least 250,000 users, if ever.  The $499,089 was expended in connection with the development of the Company’s Apple iTunes mobile application.  The Company has clarified in the amended filing that the $499,089 was related to capitalized software development costs for the development of a location-based social networking application.

46.           We note per page 30 of your Business section that you do not expect to earn revenue from the mobile tool launched in January 2013. Please tell us how you determined it was appropriate to capitalize the development costs associated with building this application in light of the fact that you do not expect to earn revenue until you develop the web app for advertisers, and in light of your ongoing assessment of recoverability that is based on anticipated future revenues. Also in this regard, we note that your policy for amortizing these capitalized costs is computed using revenues generated by the product. It therefore appears based on this policy that amortization will never be recorded as revenue has to be generated in order for amortization to commence, and you have stated that revenue will not be generated. Please advise.

RESPONSE:

The Company has revised its disclosures in the business section and on page F-8 to address your comment.

Impairment of long-lived assets, page F-9

47.           We note per your policy that management determined that there was no impairment in the value of long-lived assets during the year ended December 31, 2011; however, we note a charge of $110,992 on the statement of operations for “impairment of productions costs, prepaid royalties and inventory.” Please tell us and disclose the nature of this impairment and revise your policy for consistency.

RESPONSE:

The Company has added the following disclosures to the discussion of impairment of long-lived assets: “[d]ue to the uncertainty regarding the Company’s ability to monetize the fitness DVD series inherited from its former parent uKarma, management determined that the related remaining production costs, prepaid royalties, and inventory were impaired and recorded an impairment loss of $110,992 for the year ended December 31, 2011.”

John Dana Brown
Securities and Exchange Commission
August 27, 2013

Financial Statements

48.           Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has revised the amended filing to include updated financial statements in compliance with Rule 8-08 of Regulation S-X.

Selling Shareholder Prospectus

Cover Page, page 55

49.           Please revise the cover page to disclose the price at which the selling shareholders will sell the shares.

RESPONSE:

The Company has revised the cover page of the Selling Shareholder Prospectus to include the price at which the selling shareholders will sell their shares.

The Spin-Off, page 64

Background Information, page 64

50.           Please revise the second paragraph to explain, if true, that one of the purposes of these transactions was to make Innolog Holdings Corporation a publicly traded company.

RESPONSE:

The Company has revised the amended filing to clarify that one of the reasons for the spin-off was to make Innolog a publicly traded company.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

Information Regarding Innolog and the Selling Shareholders, page 66

51.           Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

RESPONSE:

The Company has revised the amended filing to include the disclosure requested.

52.           Please be advised that a person is generally deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that at least two of the selling shareholders share the same last name. Please revise if necessary.

RESPONSE:

The Company has updated the disclosure in the amended filing to clarify that to the best of the Company’s knowledge, Jeffrey and Jessica Kaufman have no beneficial ownership in the shares held by Rhonda Kaufman and Rhonda Kaufman has no beneficial ownership in the shares held by Jeffrey and Jessica Kaufman.  The Company is not aware any other familial relationships between the selling shareholders which would affect beneficial ownership.

53.           We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table.

RESPONSE:

The Company has updated the selling shareholders table in the amended filing.

54.           Please disclose that all selling shareholders may be deemed underwriters.

RESPONSE:

The Company has updated the amended filing to disclose that all selling shareholders may be deemed underwriters.

Distribution Shares, page 67

55.           We note the statement on page 68 that, in reference to the August 10, 2010 shareholders of record of Innolog, “all of the shareholders of Innolog named above may be deemed to be underwriters.” If you mean with respect to potential future resales please revise to state this. In the alternative please explain to us what you mean.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

RESPONSE:

The Company has revised and clarified its disclosure as you have requested.

Item 15. Recent Sales of Unregistered Shares, page 70

56.           Please revise to include the specific exemption you relied upon for each sale and include enough factual description so that a reader can understand the basis for the exemption.

RESPONSE:

The Company has updated its disclosures to include the information requested.

57.           For any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you within the past three years. Refer to Item 701(c) of Regulation S-K.

RESPONSE:

The Company has updated the filing to include the information requested where applicable.

Part II

Exhibit Index

58.           We note you indicate that the Form of Subscription Agreement, dated May 1, 2013, was filed herewith as Exhibit 10.16, but it appears that such exhibit was not included with the S-1. We also note that Exhibit 10.15 has not been “filed herewith” as indicated in the exhibit index.

RESPONSE:

The Company has updated and corrected the disclosures in its amended filing.

John Dana Brown
Securities and Exchange Commission
August 27, 2013

Exhibit 10.4

59.           We note that the Amended and Restated Merger Agreement filed as Exhibit 10.4 to your registration statement does not include all of the schedules and exhibits to the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile your Amended and Restated Merger Agreement so that it includes all attachments, schedules and exhibits.

RESPONSE:

The Company has filed Exhibit A to the Amended and Restated Merger Agreement, the Articles of Merger between GCC Merger Sub Corporation and Innolog Group Corporation (August 18, 2010), as Exhibit 3.3 to the amended filing and has further noted in footnote (1) to the Exhibit Table that such document forms Exhibit A to the Amended and Restated Merger Agreement and has been filed as Exhibit 3.3 instead of being filed separately as an exhibit to such Amended and Restated Merger Agreement.  Furthermore, the Company has noted that although the Amended and Restated Merger Agreement references a Schedule I, the Company is not aware of a Schedule I ever existing and as such the Schedule I filed as part of the Amended and Restated Merger Agreement is blank.

Exhibit 23.1

60.           Please file an updated consent letter from your auditor.

RESPONSE:

The amended registration statement includes an updated consent letter from the auditor.

Sincerely,
OVERNEAR, INC.
/s/ Fred E. Tannous
Fred E. Tannous
Chief Executive Officer